FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                                  HSBC Bank PLC

                    8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]





    CCF ACQUIRES 34% of ELYSEES FACTOR FROM EUROFACTOR (CREDIT AGRICOLE SA)

In accordance with the shareholders' agreement signed in 1997, CCF has chosen to exercise its option to buy Eurofactor's 34% stake in Elysees Factor, a factoring subsidiary of CCF. Following the completion of this transaction, which is subject to regulatory approval, CCF will own 100% of Elysees Factor.

The exercise of the option by CCF follows Credit Agricole S.A.'s acquisition of the 49.09% of Eurofactor held by Euler Hermes in December 2004.

Elysees Factor had a net asset value of EUR 8.0 million, or EUR 33.72 per share, on 31 December 2004.

Further, Credit Agricole SA will acquire the 1.8% stake in Eurofactor held by CCF which, on 31 December 2004, had a total net asset value of EUR 355.6 million.

Through its Transfact and Eurofactor subsidiaries, Credit Agricole SA is the number one factoring company in France and operates one of the largest integrated networks in Europe.

CCF's goal is to develop its business in the buoyant French factoring market.
It intends to draw on HSBC Group's resources and the experience of the dedicated factoring business HSBC Invoice Finance, which is ranked number three in the UK factoring market.


Notes for editors:

HSBC Group
HSBC is one of the largest banking and financial services organisations in the world, with over 9,800 offices across 77 countries in Europe, Asia-Pacific, North and South America, the Middle East and Africa, total assets of US$1,277 billion at 31 December 2004, and more than 110 million customers.





                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc

                                By:
                                Name:   N S Black
                                Title:  Assistant secretary

Dated: 22 April 2005